Exhibit 99.2

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017

The following management discussion and analysis (“MD&A”) should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2017. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise specified, all financial data is presented in United States dollars. This MD&A is as of March 2, 2018.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward looking statements and our results and operations may be negatively affected. Forward looking statements in this report include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law. Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our ability to identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; our ability to manage growth and achieve our expansion strategy; changes to payment rates or methods of third-party payors, including United States government healthcare programs, changes to the United States laws and regulations that regulate payments for medical services, the failure of payment rates to increase as our costs increase, or changes to our payor mix; decreases in our revenue and profit margin under our fee for service contracts and arrangements, where we bear the risk of changes in volume, payor mix, Radiology, Anesthesiology and Pathology benefits, and

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third-party reimbursement rates; Ambulatory Surgical Centers or other customers may terminate or choose not to renew their agreements with us; our need to raise additional capital to fund future operations; the effect of various restrictive covenants and events of default under the Credit Facilities; we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage; significant price and volume fluctuation of our share prices; the risk that we may write-off intangible assets; the operating margins and profitability of our anesthesia segment could be adversely affected if we are unable to maintain or increase anesthesia procedure volumes at our existing Ambulatory Surgical Centers; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance claims, product recalls and other liabilities, which may adversely affect our operations; our industry’s health and safety risks; Affordable Care Act reform in the United States may have an adverse effect on our business, financial condition, results of operations and cash flows and the trading price of our securities, financial condition, results of operations and cash flows and the trading price of our securities; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; unfavorable economic conditions could have an adverse effect on our business; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; we may not be successful in marketing our products and services; our employees and third-party contractors may not appropriately record or document services that they provide; failure to timely or accurately bill for services could have a negative impact on our net revenue, bad debt expense and cash flow; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; our industry is already competitive and could become more competitive; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners’ ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the protection, use and disclosure of patient information; we have a legal responsibility to the minority owners of the entities through which we own our anesthesia services business, which may conflict with our interests and prevent us from acting solely in our own best interests; a significant number of our affiliated physicians could leave our affiliated Ambulatory Surgical Centers; if regulations or regulatory interpretations change, we may be obligated to re-negotiate agreements of our anesthesiologists or other contractors; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; unfavorable changes or conditions could occur in the states where our operations are concentrated; government authorities or other parties may assert that our business practices violate antitrust laws; if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with United States securities laws applicable to United States domestic issuers; significant shareholders of the Company could influence our business operations, and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; changes in the medical industry and the economy may affect the Company’s business; our industry is the subject of numerous governmental investigations into marketing and other business practices which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may face exposure to adverse movements in foreign currency exchange rates.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

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OVERVIEW

CRH Medical Corporation (“CRH”) is a North American company focused on providing gastroenterologists (“GI’s”) with innovative services and products for the treatment of gastrointestinal (“GI”) diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopic procedures. CRH has complemented this transaction with fourteen additional acquisitions of GI anesthesia companies since GAA.

According to the Centers for Disease Control and Prevention (“CDS”), colorectal cancer is the second leading cause of cancer-related deaths in the United States and recent research indicates that the incidence of colon cancer in young adults is on the rise. The CDS has implemented campaigns to raise awareness of GI health and drive colorectal cancer screening rates among at risk populations. Colon cancer is treatable if detected early and screening colonoscopies are the most effective way to detect colon cancer in its early stages. Anesthesia-assisted endoscopies are the standard of care for colonoscopies and upper endoscopies.

CRH’s goal is to establish itself as the premier provider of innovative products and essential services to GI’s throughout the United States. The Company’s CRH O’Regan System distribution strategy focuses on physician education, patient outcomes, and patient awareness. The O’Regan System is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I - IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, GI anesthesia revenue, equity financings, debt financings and a revolving and term credit facility. The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services, obtaining reasonable rates for anesthesia services and maintaining future profitable operations, the outcome of which cannot be predicted at this time. The Company has also stated its intention to acquire or develop additional GI anesthesia businesses. In the future, it may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.

For further information about CRH Medical Corporation, including the Company’s Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at ir@crhmedcorp.com.

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SELECTED IFRS FINANCIAL INFORMATION

	2017	2016	2015

Anesthesia services revenue	$88,741,075	$67,821,879	$34,496,035
Product sales revenue	11,501,005	10,532,753	9,552,445
Total revenue	100,242,080	78,354,632	46,048,480

Total operating expenses, including:	85,688,084	53,599,792	32,617,294
Depreciation and amortization expense	23,805,145	14,932,118	6,859,393
Stock based compensation expense	3,454,011	1,376,674	2,749,452
Impairment of professional services agreement	6,653,015	—	389,693

Operating income	14,553,996	24,754,840	13,431,186

Net and comprehensive income	$13,668,118	$16,076,328	$3,259,828
Attributable to:
Shareholders of the Company	6,558,966	10,564,233	3,076,191
Non-controlling interest[1]	7,109,152	5,512,095	183,637

Earnings per share attributable to shareholders:
Basic	$0.089	$0.147	$0.045
Diluted	$0.087	$0.142	$0.043

Total assets	$198,450,878	$163,538,882	$104,495,278
Total non-current liabilities	$64,331,015	$54,523,444	$39,389,376
Total liabilities	$73,514,590	$66,612,595	$47,520,913

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

SELECTED FINANCIAL INFORMATION - NON-IFRS MEASURES

	2017	2016	2015

Total Adjusted operating expenses[2]	$51,107,595	$36,864,304	$22,016,845

Adjusted operating EBITDA[3] - non-controlling interest[1]	14,798,542	9,119,211	607,289
Adjusted operating EBITDA[3] - shareholders of the Company	34,335,942	32,371,117	23,424,346
Adjusted operating EBITDA[3] - total	$49,134,485	$41,490,328	$24,031,635

1 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

2 Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

3 Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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RECENT EVENTS

In June 2017, the Company amended its Scotia Facility to provide financing of up to $100,000,000, from $55,000,000, via a revolving and term facility. In conjunction with the amendment to the Scotia Facility, the company repaid and extinguished its Crown note, consolidating all of the Company’s debt facilities into one.

The increase in the Scotia Facility has aided in facilitating the Company’s goal of consolidating the highly fragmented gastroenterology anesthesia provider business by enabling the Company to complete an additional four acquisitions in the third quarter of 2017 on top of the two acquisitions completed earlier in the year. Acquisitions completed in 2017 are highlighted below, along with recent events impacting the Company:

Normal Course Issuer Bid (“NCIB”) - November 2017

In November 2017, the Company received approval from the Toronto Stock Exchange of its intention to make a Normal Course Issuer Bid. Pursuant to the bid, the Company may purchase for cancellation up to 7,120,185 of its common shares (“Common Shares”), or approximately 10% of the Common Shares outstanding as of the date of this announcement (representing 10% of the public float).  As of October 31, 2017, there were 74,127,238 Common Shares of the Company issued and outstanding, and the public float consisted of 71,201,855 Common Shares.

The Bid is being adopted in addition to, and not as a substitute for, other investments in growth opportunities historically undertaken and contemplated by the Company. The Bid will be funded through the Company’s internally generated cash flow from operations. As of December 31, 2017, the Company repurchased 1,339,800 of its shares for a total cost, including transaction fees, of $2,872,713 (CAD$3,669,120). As at December 31, 2017, 1,267,400 of these shares have been cancelled with the remaining 72,400 shares cancelled on January 5, 2018.

CMS 2018 Medicare Final Physician Fee Schedule - November 2017

The final CMS 2018 Medicare Physician Fee Schedule was announced on November 2, 2017 and updates payment policies, payment rates, and other provisions for services furnished under the Medicare Physician Fee Schedule on or after January 1, 2018.

The Proposed Rule changes the billing structure for CRH’s primary billing code for anesthesia provided in conjunction with a lower endoscopy by eliminating the existing billing code and replacing it with two new billing codes. The new billing codes will have the net effect of decreasing the amount CRH will likely bill and collect for anesthesia services provided in conjunction with a lower endoscopy. At this point, the Company expects that the new billing codes will be adopted by all commercial and federal payors effective January 1, 2018.

When announced, the Company analyzed the impact of the new codes on its business and determined that if the new codes were implemented as proposed based on our then current financial results, anesthesia revenue would decrease by approximately 12% and total revenue would decrease by approximately 10.5%. In addition, our total adjusted operating EBITDA[2]  would decrease by approximately 20.0%.

As a result of the potential decrease in revenues and adjusted operating EBITDA1, the Company has reviewed the exclusive professional services agreements for impairment triggers, and performed impairment testing accordingly on certain agreements. As a result of this analysis, an impairment of the GAA professional services agreement was identified and an impairment charge of $6,653,015 was taken in the fourth quarter of 2017. The value of the company’s exclusive professional services agreements are sensitive to assumptions underlying revenue growth. Future declines in revenue may require additional impairment analysis. In conjunction with the impairment of the GAA professional services agreement, the Company re-evaluated its earn-out obligation in respect of the GAA acquisition for the CMS changes. As a result of this review, the Company reduced its earn-out obligation to $1,875,427 at December 31, 2017 and recorded $11,747,441 as a finance recovery in the year ended December 31, 2017.

1 Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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Alamo Sedation Associates, LLC (“ASA”) - September 2017

On September 28, 2017, a subsidiary of the Company entered into an asset purchase agreement to acquire 100% of certain assets of an anesthesia services provider in Texas. The purchase consideration, paid via cash, for the acquisition was $3,500,000.  The fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $3,500,000.

Raleigh Sedation Associates, LLC (“RSA”) - September 2017

On September 21, 2017, a subsidiary of the Company entered into an agreement of contribution, merger and sale to acquire a 51% interest in Raleigh Sedation Associates, LLC (“RSA”) and Blue Ridge Sedation Associates, PLLC (“BRSA”). In combination, these entities provide gastroenterology anesthesia services in North Carolina.  The purchase consideration, paid via cash, for the acquisition of the Company’s 51% interest was $7,248,960.  The fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $14,213,647.

Central Colorado Anesthesia Associates, LLC (“CCAA”) - September 2017

On September 11, 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire a 51% interest in Central Colorado Anesthesia Associates, LLC (“CCAA”), a gastroenterology anesthesia services provider in Colorado.  The purchase consideration, paid via cash, for the acquisition of the Company’s 51% interest was $7,888,919.  The fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $15,468,469.

West Florida Anesthesia Associates, LLC (“WFAA”) - August 2017

On August 1, 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire a 55% interest in West Florida Anesthesia Associates, LLC (“WFAA”), a gastroenterology anesthesia services provider in Ft Meyers, Florida.  The purchase consideration, paid via cash, for the acquisition of the Company’s 55% interest was $5,840,000.  The fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $10,606,192.

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Scotia Facility - June 2017

On June 26, 2017, the Company amended the Scotia Facility to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $445,598. As at December 31, 2017, the Company had drawn $61,700,000 on the amended facility (2016 - $29,000,000).

Crown Extinguishment - June 2017

In conjunction with an increase to the Scotia Facility, the Company repaid in full the principal owing on the Crown Note of CAD$22,500,000 ($17,043,750), with related interest, prepayment penalties and other extinguishment costs of CAD$1,568,384 ($1,188,051). As a result of the extinguishment of the Crown Note, the Company recorded finance expense of $1,789,882 during the quarter ended June 30, 2017.

Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”) - March 2017

In March 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire a 60% interest in Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”), a gastroenterology anesthesia services provider in Kissimmee, Florida. The purchase consideration, paid via cash, for the acquisition of the Company’s 60% interest was $3,401,819. The fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $5,669,698.

Puget Sound Gastroenterology - March 2017

In March 2017, the Company entered into an exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology, located in Washington State. Under the terms of the agreement, CRH has the option to acquire a 51% interest in the newly created anesthesia business at a future date, but no sooner than 12 months from March 2017 and up to June 30, 2019. Until such time as the option to purchase is exercised, the Company will not recognize any material revenue or expense from this transaction.

DDAB, LLC (“DDAB”) - February 2017

In February 2017, a subsidiary of the Company entered into a membership purchase interest purchase agreement to acquire a 51% interest in DDAB, LLC (“DDAB”), a gastroenterology anesthesia services provider in Decatur, Georgia. The purchase consideration, paid via cash, for the acquisition of the Company’s 51% interest was $4,089,791 plus contingent consideration of $1,183,779, which was paid in the third quarter of 2017. The fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $10,340,333.

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NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines Adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Adjusted operating expenses as operating expenses before expenses related to acquisitions, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating expenses to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions. The Company also discloses Adjusted operating expenses by segment.

Adjusted operating EBITDA and Adjusted operating expenses do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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SELECTED FINANCIAL INFORMATION - IFRS and NON-IFRS MEASURES

	2017	2016	2015

Anesthesia services revenue	$88,741,075	$67,821,879	$36,496,035
Product sales revenue	11,501,005	10,532,753	9,552,445
Total revenue	100,242,080	78,354,632	46,048,480

Adjusted operating expenses[1]
Anesthesia services	42,834,918	29,767,269	15,528,409
Product sales	4,568,422	4,059,858	3,723,633
Corporate	3,704,255	3,037,177	2,764,803
Total Adjusted operating expenses[1]	$51,107,595	$36,864,304	$22,016,845

Adjusted operating EBITDA[2] - non-controlling interest[3]	14,798,542	9,119,211	607,289
Adjusted operating EBITDA[2] - shareholders of the Company	34,335,943	32,371,117	23,424,346
Adjusted operating EBITDA[2] - total	$49,134,485	$41,490,238	$24,031,635

Adjusted Operating EBITDA[2] per share attributable to shareholders:
Basic	$0.466	$0.451	$0.345
Diluted	$0.455	$0.436	$0.331

1Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2 Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

3 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

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RESULTS OF OPERATIONS - three months and year ended December 31, 2017

Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company’s interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

Revenue

Revenues for the year ended December 31, 2017 were $100,242,080 compared to $78,354,632 for the year ended December 31, 2016. The increase is mainly attributable to revenue contributions from the anesthesia businesses acquired by the Company in 2017, along with acquisitions completed mid-year in fiscal 2016. Revenues for the three months ended December 31, 2017 reflect the revenue contributions from anesthesia businesses acquired earlier in the year and were $32,302,854, an increase of $6,480,751 when compared to the three months ended December 31, 2016.

Revenues from anesthesia services for the year ended December 31, 2017 were $88,741,075 compared to $67,821,879 for the year ended December 31, 2016. As above, the increase was primarily due to the Company’s anesthesia acquisitions throughout 2017 and 2016; however, there were a number of factors which impacted the change in revenue between fiscal 2017 and fiscal 2016. The $20.9 million increase in revenue from the prior period is reflective of the following:

•	growth through acquisitions contributed $23.4 million of the increase when comparing the two periods. This is comprised of growth from acquisitions completed in 2017 ($14.3 million) and growth from acquisitions completed in 2016 ($9.2 million);
•	a change in our commercial payor mix and rates within our commercial payors contributed a decrease in revenue of $4.6 million when compared to revenues from 2016. This is largely isolated to acquisitions completed within 2014 and 2015;
•	a positive adjustment as a result of the change in the impact of revenue estimates of $1.4 million, when compared to 2016; and
•	revenue growth from our exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology of approximately $0.7 million (see recent events).

Anesthesia revenues for the three months ended December 31, 2017 were $29,230,584 compared to $23,008,147 for the three months ended December 31, 2016. The $6.2 million increase in revenue from the prior period is reflective of the following:

•	increased revenue from acquisitions completed in 2017, of $9.6 million
•	a change in our commercial payor mix and rates within our commercial payors contributed a decrease in revenue of $3.4 million when compared to revenues from 2016;
•	a negative adjustment as a result of the change in the impact of revenue estimates of $0.2 million, when compared to the 2016 year to date period; and
•	revenue growth from our exclusive agreement with Puget Sound Gastroenterology of approximately $0.3 million (see recent events).

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During the three months and year ended December 31, 2017, revenue was affected by changes in the percentage of patient cases covered by commercial insurance versus federal insurance. Revenue was also affected by commercial payor mix changes that result from the annual process that insured individuals and companies go through when renewing their health insurance policies and from changes in rates from commercial payors as the Company executes contracts with payors. Changes in payor mix could have a positive or negative impact on revenues. The commercial payor mix changes described above primarily relate to one payor at GAA.  As adjusted operating expenses are largely fixed in nature, changes in revenue primary drive changes in operating income and adjusted operating EBITDA.

In the year ended December 31, 2017, the anesthesia services segment serviced 201,578 patient cases compared to 141,020 patient cases during the year ended December 31, 2016. Patient cases serviced in the fourth quarter of 2017 were 64,684 compared to 45,041 patient cases in the fourth quarter of 2016.

The tables below summarizes our approximate payor mix as a percentage of all patient cases for the years ended December 31, 2017 and 2016 and for the fourth quarters of 2017 and 2016.

	Three months ended			Years ended
Payor	December 31, 2017	December 31, 2016	Change	December 31, 2017	December 31, 2016	Change
Federal	34.5%	34.1%	1.0%	37.3%	38.0%	(1.8%)
Commercial	65.5%	65.9%	(0.6%)	62.7%	62.0%	1.1%
Total	100.0%	100.0%		100.0%	100.0%

The payor mix for the three months and year ended December 31, 2017 includes acquisitions completed during 2017 and as a result is not directly comparable to the three months and year ended December 31, 2016. As we acquire anesthesia providers, these providers may have different payor mix profiles and impact our overall payor mix above.

The table below summarizes our approximate payor mix as a percentage of all patient cases for the year and three months ended December 31, 2017 and 2016, but exclude patient cases related to acquisitions completed in 2017.

	Three months ended			Years ended
Payor	December 31, 2017	December 31, 2016	Change	December 31, 2017	December 31, 2016	Change
Federal	33.2%	34.1%	(2.6%)	36.4%	38.0%	(4.2%)
Commercial	66.8%	65.9%	1.4%	63.6%	62.0%	2.6%
Total	100.0%	100.0%		100.0%	100.0%

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The table below summarizes our approximate payor mix as a percentage of all patient cases for the year ended December 31, 2017, by quarter, and excludes patient cases related to acquisitions completed in 2017.

Payor	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Federal	33.2%	37.0%	38.1%	37.7%
Commercial	66.8%	63.0%	61.9%	62.3%
Total	100.0%	100.0%	100.0%	100.0%

In 2018, the Company expects revenue from anesthesia services for the acquisitions completed through December 31, 2017 to be negatively impacted by the November 2, 2017 CMS final rule coming into effect on January 1, 2018 and to be negatively impacted by changes in the per unit reimbursements received from our commercial payors. The CMS final rule will impact our revenue per case by an estimated 12.5% and the changes from our commercial payors is expected to impact our revenue per case by an additional 5%. We expect the negative impacts to anesthesia revenue to be offset through organic growth in patient cases and deployment of available capital for future acquisitions.

Seasonality is driven by both patient cases and seasonal payor mix. As a result, revenue per patient will fluctuate quarterly. The seasonality of patient cases for fiscal 2017 is provided below for organic patient cases; it excludes patient cases relating to acquisitions completed in 2017.

Seasonality	Q4	Q3	Q2	Q1
Patient cases	26.9%	24.9%	24.4%	23.8%

Revenues from product sales for the year ended December 31, 2017 were $11,501,005 compared to $10,532,753 for 2016. The increase in product sales is the result of the continuing successful execution of the Company’s direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. Revenues from product sales for the three months ended December 31, 2017 were $3,072,270 compared to $2,813,956 for the three months ended December 31, 2016. As of December 31, 2017, the Company has trained 2,686 physicians to use the O’Regan System, representing 1,034 clinical practices. This compares to 2,414 physicians trained, representing 930 clinical practices, as of December 31, 2016.

In the future, the Company expects revenue from product sales to continue to increase, as it has historically, as we expand our physician network and increase physician use of our technology. Potentially offsetting these increases would be competitive pressures that could impact our market share or pricing power.

Total adjusted operating expenses

For the year ended December 31, 2017, total adjusted operating expenses were $51,107,595 compared to $36,864,304 for the year ended December 31, 2016. For the three months ended December 31, 2017, total adjusted operating expenses were $15,340,310 compared to $11,321,510 for the three months ended December 31, 2016. Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the year ended December 31, 2017 were $42,834,918, compared to $29,767,269 for the year ended December 31, 2016. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company’s first anesthesia acquisition was in the fourth quarter of 2014, with fourteen further acquisitions completed in 2015, 2016 and 2017. As a result, fiscal 2017 is not directly comparable to 2016, with the majority of the increase relating to operating expenses for acquired companies and as a result of infrastructure investments made by the Company throughout 2017. As the Company works toward its acquisition strategy, it has invested in resources and infrastructure to support its initiatives. The investment in resources and infrastructure contributed approximately $1.0 million in anesthesia adjusted operating expenses in the year. Anesthesia services adjusted operating expenses for the three months ended December 31, 2017 were $13,162,989 compared to $9,492,140 for the three months ended December 31, 2016. Similar to the year ended December 31, 2017, the last quarter of 2017 is not comparable to the same period in 2016 due to the timing of acquisitions. Investments in infrastructure and resources contributed approximately $0.1 million to anesthesia services adjusted operating expenses in the quarter. Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses, which are primarily employee related costs, due to their fixed nature, are not expected to fluctuate materially. These expenses are primarily impacted by the Company’s acquisition strategy.

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Product sales adjusted operating expenses for the year ended December 31, 2017 were $4,568,422 compared to $4,059,858 for the year ended December 31, 2016. The increase in product sales adjusted operating expenses compared to 2016 is a reflection of higher employee related costs as a result of increased sales activity as well as an increase in professional fees related to continuing efforts to distribute our product in China. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O’Regan System. Product sales adjusted operating expenses for the three months ended December 31, 2017 were $1,295,163 compared to $1,083,481 for the three months ended December 31, 2016.

Corporate adjusted operating expenses for the year ended December 31, 2017 were $3,704,255 compared to $3,037,177 for the year ended December 31, 2016. The increase in corporate adjusted operating expense is a reflection of higher professional fees and employee related costs, and, in general, is reflective of the increasing complexity of our business which is also increasing our compliance costs. Corporate adjusted operating expenses for the three months ended December 31, 2017 were $882,158 compared to $745,889 for the three months ended December 31, 2016.

Operating Income

Operating income for the year ended December 31, 2017 was $14,553,996 compared to $24,754,840 for the same period in 2016. Contributing to the decrease in operating income for the year is an increase in total adjusted operating EBITDA of $7,647,170, offset by the following:

•	the impairment charge taken in the fourth quarter of 2017 of $6,653,015 in relation to the GAA professional services agreements;
•	incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2016 and 2017 of $8,873,027; and
•	an increase in stock based compensation expense of $2,077,337 and an increase in acquisition expenses of $241,624. The increase in stock based compensation expense relates primarily to restricted share units which are market based and which were granted to senior management.

Fluctuations in revenue will not necessarily result in correlating fluctuations in operating expenses due to the fixed nature of these costs and as such will impact operating income.

Operating income for the three months ended December 31, 2017 was $2,218,667 compared to income of $9,173,148 for the three months ended December 31, 2016. Contributing to the decrease in operating income for the three months is an increase in total adjusted operating EBITDA of $2,461,951, offset by the following:

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•	the impairment charge taken in the fourth quarter of 2017 of $6,653,015 in relation to the GAA professional services agreements;
•	incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2016 and 2017 of $2,450,269; and
•	an increase in stock based compensation expense of $273,452 and an increase in acquisition expenses of $39,696.

Anesthesia operating income for the year ended December 31, 2017 was $14,425,651 a decrease of $8,166,242 from the same period in 2016. This decrease is primarily reflective of the impairment charge taken in the fourth quarter, as well as the incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2016 and 2017, offset by the increase in operating EBITDA in the year. Anesthesia operating income for the three months ended December 31, 2017 was $2,074,900 compared to income of $8,622,390 for the three months ended December 31, 2016.

Product operating income for the year ended December 31, 2017 was $6,503,455, an increase of $473,812 from the same period in 2016. The increase is primarily a result of the increased revenue in the year ended December 31, 2017, offset by increases in employee related expenses and professional fees. Product operating income for the three months ended December 31, 2017 was $1,664,559 compared to $1,590,453 for the three months ended December 31, 2016.

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Adjusted operating EBITDA

Adjusted operating EBITDA attributable to shareholders of the Company for the year ended December 31, 2017 was $34,335,942, an increase of $1,964,826 from the year ended December 31, 2016. The increase in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the contributions from acquisitions completed in 2017, offset by the negative revenue rate and payor mix variances recorded in the year in respect of the Company’s anesthesia providers acquired prior to 2016. Adjusted operating EBITDA attributable to shareholders of the Company for the three months ended December 31, 2017 was $11,489,153 an increase of $1,207,771 from the same period in 2016.

Adjusted operating EBITDA attributable to non-controlling interest was $14,798,542 for the year ended December 31, 2017. This comprises the non-controlling interests’ share of revenues of $25,906,688 and adjusted operating expenses of $11,108,146. Adjusted operating EBITDA attributable to non-controlling interest was $5,473,391 for the three months ended December 31, 2017. This comprises the non-controlling interests’ share of revenues of $9,394,392 and adjusted operating expenses of $3,921,001.

Total adjusted operating EBITDA was $49,134,485 for the year ended December 31, 2017, an increase of $7,644,156 from the same period in 2016. Total adjusted operating EBITDA was $16,962,544 for the three months ended December 31, 2017, an increase of $2,461,951 from the same period in 2016.

Net finance (income) / expense

As a result of the Company’s debt facilities and long-term finance obligations, the Company has recorded a net finance recovery of $5,416,629 for the year ended December 31, 2017, compared to finance expense of $4,423,362 for the year ended December 31, 2016. The Company recorded a net finance recovery of $9,834,227 for the three months ended December 31, 2017, compared to net finance expense of $1,175,492 for the three months ended December 31, 2016. Net finance expense is comprised of both interest and other debt related expenses, including fair value adjustments, as well as foreign exchange gains and losses on the Crown debt which was denominated in Canadian dollars and the related cross currency swap the Company entered into on the Crown debt on January 21, 2016. The cross currency swap locked in the repayment of the Crown debt principal and interest at a Canadian dollar to U.S. dollar rate of 1.448. On June 26, 2017, the Company paid off and extinguished its Crown debt and settled the related cross currency swap. As a result of the extinguishment of the Crown debt and the amendment of the Scotia facility, the Company recorded finance expense of $2,044,867 related to these activities during the year ended December 31, 2017.

During the year ended December 31, 2017, the Company recognized a fair value adjustment (recovery of $11,747,441) in respect of its earn-out obligation. The fair value adjustment resulted from changes in estimates underlying the Company’s earn-out obligation. The changes in estimates underlying the Company’s earn-out obligation were driven by the changes in commercial and payor mix experienced in GAA, as well as the impact of the CMS changes described in the recent events section of this document. At the same time these estimates were updated, the Company also recorded an impairment charge relating to its GAA professional services agreements for the same reasons. In the fourth quarter of 2017, the Company recorded an impairment charge of $6,653,015 in respect of the GAA professional services agreements.

Cash interest paid in the year ended December 31, 2017 was $2,863,284 compared to $3,135,765 in the year ended December 31, 2016. Cash interest paid in the three months ended December 31, 2017 was $889,999, compared to cash interest of $709,239. Additionally, during 2017 the Company paid prepayment penalties and other cash extinguishment costs of $700,553; these costs are related to the extinguishment of the Crown debt in the second quarter of 2017. At December 31, 2017, the Company owed $61.7 million under the amended Scotia Facility as compared to $29.0 million owed at December 31, 2016. The Company anticipates that, in future, cash interest will increase in comparison to 2017 cash interest paid as the Company draws on its Facility.

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In the year ended December 31, 2017, after excluding the impact of foreign exchange and the finance expense recorded as a result of extinguishing the Crown debt and modifying the Scotia facility, the finance recovery was $7,549,580 compared to a finance expense of $5,431,035 recorded in the same period in 2016. Finance expense, excluding fair value adjustments, the impact of foreign exchange and extinguishment losses, was $4,197,861, compared to $5,226,077 for the year ended December 31, 2016.

The Company did not record any exchange gains or losses within finance income during the quarter as the Company did not hold any Canadian denominated debt in the period. In the quarter ended December 31, 2016, the Company recorded an exchange loss of $18,756 in relation to the Crown note and the cross currency swap. Finance expense, excluding fair value adjustments and foreign exchange was $1,098,649, compared to $1,293,504 for the quarter ended December 31, 2016. The fair value adjustment recorded in the quarter (recovery of $10,932,876) resulted from changes in estimates underlying the Company’s earn-out obligation.

	Three months ended		Years ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Finance income:
Foreign exchange (gain)	$—	$—	$—	$(1,007,673)
Net change in fair value of financial liabilities at fair value through earnings	(10,932,876)	(136,767)	(11,747,441)
Total finance income	$(10,932,876)	$(136,767)	$(11,747,441)	$(1,007,673)

Finance expense:
Interest and accretion expense on borrowings	$903,026	$1,075,429	$3,322,321	$4,042,240
Accretion expense on earn-out obligation and deferred consideration	138,361	143,801	600,602	560,150
Amortization of deferred financing fees	32,262	74,273	224,463	614,472
Net change in fair value of financial liabilities at fair value through earnings	—	—	—	204,958
Foreign exchange loss	—	18,756	88,084	—
Extinguishment of notes payable and bank indebtedness	—	—	2,044,867	—
Other	25,000	—	50,475	27,215
Total finance expense	$1,098,649	$1,312,259	$6,330,812	$5,431,035
Net finance (income) expense	$(9,834,227)	$1,175,492	$(5,416,629)	$4,423,362

Income tax expense

For the year ended December 31, 2017, the Company recorded an income tax expense of $6,302,507 compared to income tax expense of $4,255,150 for the year ended December 31, 2016. Income tax expense relates only to income attributable to the Company’s shareholders. The Company recorded an income tax expense of $5,754,656 in the three months ended December 31, 2017 compared to $1,643,474 recorded in the three months ended December 31, 2016. The effective tax rate experienced in 2017 is not reflective of future expectations of the Company’s effective tax rate as fiscal 2017 tax expense includes the impact of the downward change in the US tax rate on the Company’s deferred tax items.

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Net and comprehensive income

For the year ended December 31, 2017, the Company recorded net and comprehensive income attributable to shareholders of the Company of $6,558,966 compared to net and comprehensive income attributable to shareholders of $10,564,233 for the year ended December 31, 2016. The decrease year over year is largely a reflection of the decreased operating income in the year, offset by finance cost recoveries in the year. Finance expense is 100% allocable to shareholders.

For the three months ended December 31, 2017, the Company recorded net and comprehensive income attributable to shareholders of the Company of $3,282,256 compared to $3,469,948 for the same period in 2016.

Net and comprehensive income attributable to non-controlling interest was $7,109,152 for the year ended December 31, 2017. This is an increase of $1,597,057 from 2016 and reflects the business model adopted by CRH whereby recent acquisitions, though controlled by CRH, attribute a portion of income earned to non-controlling interests. Net and comprehensive income attributable to non-controlling interests was $3,015,981 for the three months ended December 31, 2017.

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SUMMARY OF QUARTERLY RESULTS (Unaudited)

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017.

Seasonality impacts quarterly anesthesia and product revenues. With our expenses primarily fixed, adjusted operating EBITDA margins will fluctuate quarterly with operating EBITDA margins being greater during the fourth quarter of each year and operating EBITDA margins being less during the first quarter of each year. Seasonality also impacts net income as net income will fluctuate with fluctuations in adjusted operating EBITDA.

(in 000’s of US$, except EPS)	Q4 ‘17	Q3 ‘17	Q2 ‘17	Q1 ‘17	Q4 ‘16	Q3 ‘16	Q2 ‘16	Q1 ‘16
Anesthesia services revenue	29,231	20,480	19,268	19,763	23,008	19,447	13,930	11,437
Product sales revenue	3,072	2,865	2,788	2,776	2,814	2,661	2,657	2,400
Total revenue	32,303	23,345	22,055	22,539	25,822	22,108	16,587	13,837
Total operating expense	30,084	19,693	18,317	17,593	16,649	15,514	11,546	9,891
Adjusted operating expenses[1]
Anesthesia services[1]	13,163	10,363	9,840	9,469	9,492	8,794	6,158	5,323
Product sales[1]	1,295	1,094	1,142	1,037	1,083	974	1,004	998
Corporate[1]	882	994	844	985	746	685	853	754
Product sales - adjusted margin[5]	58%	62%	59%	63%	61%	63%	62%	58%
Anesthesia services - adjusted margin[5]	55%	49%	49%	52%	59%	55%	56%	53%
Total adjusted operating expenses[1]	15,340	12,451	11,825	11,491	11,321	10,453	8,015	7,075
Operating income	2,219	3,652	3,738	4,946	9,173	6,595	5,041	3,946
Adjusted operating EBITDA2 - non-controlling interest[4]	5,473	3,119	2,878	3,329	4,219	2,533	1,518	848
Adjusted operating EBITDA[2] - shareholders of the Company	11,490	7,775	7,352	7,719	10,281	9,122	7,054	5,914
Adjusted operating EBITDA2 - total	16,963	10,894	10,230	11,048	14,500	11,655	8,572	6,762
Net finance (income) expense	(9,834)	(400)	3,571	1,246	1,175	1,381	2,156	(289)
Income tax expense (recovery)[3]	5,755	603	(453)	397	1,643	188	1,219	1,204
Net income	6,298	3,448	620	3,302	6,354	5,026	1,666	3,031
Attributable to:
Shareholders of the Company	3,282	2,228	(494)	1,542	3,470	2,870	1,269	2,956
Non-controlling interest[4]	3,016	1,219	1,114	1,760	2,884	2,156	397	75

Adjusted Operating EBITDA[2] per share attributable to shareholders
Basic	0.156	0.105	0.099	0.106	0.142	0.127	0.099	0.083
Diluted	0.153	0.103	0.097	0.102	0.138	0.123	0.095	0.080
Earnings (loss) per share attributable to shareholders
Basic	0.044	0.030	(0.007)	0.021	0.048	0.040	0.018	0.041
Diluted	0.044	0.030	(0.007)	0.020	0.047	0.039	0.017	0.040

1 Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2 Adjusted operating EBITDA: This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.

3 Income tax expense for the three months ended September 30, 2016 includes an immaterial adjustment related to the prior quarters in 2016 associated with the non-controlling interests’ share of income tax expense.

4 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

5 Gross margin calculated with reference to sales less adjusted operating expenses.

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LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2017, the Company had $12,486,884 in cash and cash equivalents compared to $9,507,004 at the end of 2016. The increase in cash and equivalents is primarily a reflection of cash generated from operations and debt financing activities, less cash used to finance normal course issuer bid repurchases and acquisitions during the first nine months of 2017, less repayment of debt in the period.

Working capital was $20,102,948 compared to working capital of $9,657,303 at December 31, 2016.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities. The average number of days receivables outstanding at December 31, 2017 was 42 days. At December 31, 2016, the average number of days receivables outstanding was 34 days.

The Company has financed its operations primarily from revenues generated from product sales and anesthesia services and through equity and debt financings and a revolving credit facility. As of December 31, 2017, the Company has raised approximately $51 million from the sale and issuance of equity securities. The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014 and entered into a revolving credit facility with the Bank of Nova Scotia for $33 million in 2015, which was subsequently increased to $55 million in 2016. Most recently, the Company amended its debt facility with the Bank of Nova Scotia, increasing its facility to $100 million on June 26, 2017. As at December 31, 2017, the Company owed $61.7 million under the facility.

The Company’s credit facilities are described as follows:

Crown Capital Fund III Management Inc. (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Crown Capital Fund III Management Inc. At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000). The note bore interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Scotia Facility). Interest on the note was payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018. In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note. The Crown note was subordinate to the Scotia Facility. The note was classified as an other financial liability and recorded at amortized cost.

In conjunction with an increase to the Scotia Facility in June 2017, noted below, the Company repaid in full the principal owing on the Crown Note of CAD$22,500,000 ($17,043,750), with related interest, prepayment penalties and other extinguishment costs of CAD$1,568,384 ($1,188,051). As a result of the extinguishment of the Crown Note, the Company recorded finance expense of $1,789,882 representing the difference between the carrying value of the loan at extinguishment and the consideration transferred to extinguish its financial obligations under the Crown Note.

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which had a maturity date of April 30, 2018, provided financing of up to $55,000,000, after amendment on June 15, 2016. In conjunction with the 2016 amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.

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On June 26, 2017, the Company amended the Scotia Facility to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $445,598. As at December 31, 2017, the Company had drawn $61,700,000 on the amended facility (2016 - $29,000,000). The amendment was determined to be a substantial modification and the Company extinguished the previous Scotia facility and wrote off deferred financing costs related to the previous facility of $173,511. The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning September 30, 2017 based on the initial principal issued under the term facility. The facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At December 31, 2017, interest on the facility is calculated at LIBOR plus 2.50% on the revolving portion and term portion of the facility. The Facility is secured by the assets of the Company. The Company is required to maintain the following financial covenants in respect of the Facility:

Financial Covenant	Required Ratio
Total funded debt ratio	2.50:1.00
Fixed charge coverage ratio	1.15:1.00

The Company is in compliance with all covenants at December 31, 2017.

Cash provided by operating activities for the year ended December 31, 2017 was $39,536,613 compared to $32,922,582 in the same period in fiscal 2016. Cash provided by operating activities for the quarter ended December 31, 2017 was $11,689,966 compared to $10,669,732 for the same period in fiscal 2016.

The Company’s near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia Facility, annual payments in respect of the deferred consideration in relation to the Austin acquisition, purchases under the Company’s normal course issuer bid, operations, working capital and general corporate purposes, including further acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months. The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.

The following table summarizes the relative maturities of the financial liabilities of the Company at December 31, 2017:

At December 31, 2017	Maturity
	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$5,661,844	$5,661,844	$—	$—	$—
Employee benefits	500,754	500,754	—	—	—
Notes payable and bank indebtedness	68,502,574	4,018,179	64,484,395	—	—
Earn-out obligation	1,977,334	—	1,977,334	—	—
Deferred consideration	3,300,000	1,000,000	2,300,000	—	—
	$79,942,506	$11,180,777	$68,761,729	$—	$—

As at December 31, 2017, the Company has no material contractual obligations, other than those obligations relating to its leases of premises and those obligations under its debt agreements, deferred consideration agreements, normal course issuer bid agreements, and earn-out obligations as described above. The minimum lease payments in respect of the Company’s leases will be $237,299 in fiscal 2018.

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OUTSTANDING SHARE CAPITAL

As at December 31, 2017, there were 73,018,588 common shares issued and outstanding for a total of $53,925,537 in share capital.

As at December 31, 2017, there were 1,344,687 options outstanding at a weighted-average exercise price of $0.55 per share, of which 1,272,812 were exercisable into common shares at a weighted-average exercise price of $0.54 per share. As at December 31, 2017, there were 2,386,500 share units issued and outstanding.

As at March 2, 2018 there were 72,849,888 common shares issued and outstanding for a total of $53,801,901 in share capital. There are 1,344,687 options outstanding at a weighted-average exercise price of $0.53 per share, of which 1,344,687 are exercisable into common shares at a weighted average price of $0.53 per share. As at March 2, 2018, there are 2,386,500 share units issued and outstanding.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

PROPOSED TRANSACTIONS

As at December 31, 2017, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation. Details of the transactions between the Companies and other related parties are disclosed below:

(a)	Related party transactions:

The Company paid or accrued fees of $194,750 (2016 - $210,100) to Directors of the Company. Additionally, the Company made product sales totaling $39,485 (2016 - $37,277) to one company (2016 - four companies) owned or controlled by one of the Company’s Directors (2016 - two of the Company’s Directors). The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.

Until June 16, 2016, one of the directors of the Company was an indirect shareholder of KGAA:

(b)  Key management personnel compensation, including directors, is as follows:

	2017	2016

Salaries, directors’ fees and other benefits	$1,307,233	$1,369,329
Share-based payments	2,807,306	801,311

	$4,114,539	$2,170,640

(i)	Share-based payments represent the amount expensed during the year for options granted.
(ii)	There were no post-employment, termination or other long-term benefits paid during the years ended December 31, 2017 and 2016.

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DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company’s controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)). The Company’s Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the COSO (2013) framework and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that all misstatements due to error or fraud will be detected or prevented from occurring in the financial statements due to the inherent limitations of any internal control system.

During 2017, there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering the Company’s acquisitions completed in the first quarter and third quarter of 2017. Prior to its acquisition by the Company, DDAB, OGAA, WFAA, CCAA, RSA and ASA were privately held companies. Revenues totaling $14,274,148 and net earnings before tax of $3,746,763 from these acquisitions were included in our consolidated financial statements for the year ended December 31, 2017.

CRITICAL ACCOUNTING ESTIMATES

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities and other assets, including liabilities relating to contingent consideration, the vesting term for share units with market and non-market based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

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Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments. In conjunction with the Company’s business acquisitions, these judgments also include the Company’s determination of control for the purposes of consolidation and the Company’s definition of a business.

We consider the estimates and assumptions described in this section to be an important part in understanding the financial statements. These estimates and assumptions are subject to change, as they rely heaving on management’s judgment and are based on factors that are inherently uncertain.

(a)  Impairment and useful lives of long-lived assets:

The Company’s intangible assets are comprised of purchased technology, purchased professional service agreements, and patents. The cost of the Company’s intangible assets is amortized on a straight-line basis over the estimated useful life ranging from 2.5 to 20 years. Factors considered in estimating the useful life of intangible assets include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, and the effects of competition. Costs incurred to establish and maintain patents for intellectual property developed internally are expensed in the period incurred.

The carrying amounts of the Company’s intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment as required by IAS 36. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of the intangible assets or their cash-generating unit exceeds their recoverable amount. Impairment losses are recognized in the statements of operations.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In accordance with IFRS if, subsequent to impairment, an asset’s discounted future net cash flows exceeds its book value, the impairment previously recognized can be reversed. However, the asset’s book value cannot exceed what its amortized book value would have been had the impairment not been recognized.

During the year ended December 31, 2017, the Company recorded an impairment charge of $6,653,015 in relation to the GAA professional services agreements acquired as part of the GAA acquisition. The impairment resulted from an identified decrease in EBITDA expectations as a result of changes in commercial payor mix experienced in 2017 as well as expectations of the impact of the CMS changes, effective January 1, 2018, and its impact on forecasted EBITDA.

(b)	Revenue recognition - Anesthesia services:

Anesthesia services revenue consists primarily of patient revenues and is recognized as services are rendered. Patient service revenue is reported net of provisions for contractual allowances and other discounts from third party payors and patients. The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established billing rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net operating revenues. Retroactive adjustments, if any, are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Accounts receivable resulting from such payment arrangements are recorded net of contractual allowances. The provision for contractual allowances and discounts are recognized on an accrual basis. These amounts are deducted from gross service revenue to determine net service revenue.

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(c)	Accounts receivable and allowance for doubtful accounts:

The Company’s accounts receivable are related to providing healthcare services to patients and the sale of product directly to physicians. Collection of these accounts receivable is the Company’s primary source of cash and is critical to its operating performance. The Company’s primary collection risks relate to patient deductibles, co-payments and self-insured amounts owed by the patient. The Company’s estimate for the allowance for doubtful accounts is calculated based on historical experiences and collection experience. The Company believes that it collects substantially all of its receivables related to providing healthcare to patients, net of contractual allowances and from the sale of product directly to physicians. To date, the Company believes there has not been a material difference between bad debt allowances and the ultimate historical collection rates on accounts receivables. The Company reviews its overall bad debts reserve for adequacy by monitoring historical cash collections as a percentage of net revenue. Uncollected accounts are written off when management determines that the balance is uncollectible.

(d)  Stock-based compensation:

The Company uses the fair-value based method of accounting for share-based compensation for all awards of shares units and stock options granted. Under the fair value based method, share-based awards to employees are measured at the fair value of the equity instrument issued as of the grant date using either the Black-Scholes or Binomial model and estimated forfeitures. The application of this pricing model requires management to estimate several variables, including the period for which the instrument is expected to be outstanding, price volatility of the Company’s stock over the relevant timeframe, the determination of a relevant risk free interest rate, assumption regarding the Company’s future dividend rate policy and estimate of the number of awards that will vest. Changes in one or more assumptions could materially impact the value derived for these equity instruments.

(e)  Income taxes:

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

FUTURE CHANGES IN ACCOUNTING POLICIES

New standards and interpretations not yet applied:

IFRS 9 - Financial Instruments:

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

The Company will adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The Company has determined that the adoption of IFRS 9 will have no material impact on the Company. The Company is continuing to evaluate the impact of disclosures to its future consolidated financial statements.

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IFRS 15 - Revenue Recognition:

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue - Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The Company will adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company has determined that the adoption of IFRS 15 will have no material impact on the Company. The Company is continuing to evaluate the impact of disclosures to its future consolidated financial statements.

IFRS 16 - Leases:

In January 2016, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted, but only if also applying IFRS 15 - Revenue from contracts with Customers. The Company is currently evaluating the impact on IFRS 16 on its financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, loans, notes payable, deferred consideration, contingent consideration and the Company’s earn-out obligation. The fair values of these financial instruments, except the derivative asset, notes payable balances, deferred consideration, and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings. The fair value of the Scotia Facility approximates carrying value as it is a floating rate instrument. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost. Notes payable balances and deferred consideration are also measured at amortized cost. The Company’s derivative asset, contingent consideration and earn-out obligation are measured at fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.

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Credit risk

Credit risk is the risk of financial loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, and trade receivables. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

The Company has a number of individual customers and no one customer represents a concentration of credit risk.

The carrying amount of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within operating expenses. When a receivable balance is considered uncollectible it is written off against the allowance. Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

No one customer accounts for more than 10% of the Company’s consolidated revenue. Credit risk associated with the collection of receivables is considered low. The Company establishes a provision for losses on accounts receivable if it is determined that all or part of the outstanding balance is uncollectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using a combination of the specific identification method and historic collection patterns.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2017	2016

Cash and cash equivalents	$12,486,884	$9,507,004
Trade receivables	15,225,553	9,804,920

	$27,712,437	$19,311,924

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company ensures that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash as well as unused credit facilities.

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Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates, will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

The majority of the Company’s sales and purchases are made in U.S. dollars. However, certain of the Company’s revenues and expenses are denominated in Canadian dollars. Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates. The objective of the Company’s foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company’s earnings. The Company manages this risk by pricing sales in U.S. dollars or the currency of the expenses being incurred. The Company has not entered into any forward foreign exchange contracts as at December 31, 2017. Due to the immaterial nature of the Company’s Canadian dollar revenues and expenses, foreign currency risk in this area is considered low. Similarly, foreign currency risk in respect of foreign currency denominated working capital balances is also low due to its limited value and exposure.

Interest rate risk

As at December 31, 2017, the Company’s only interest bearing liability is its Scotia Facility. With respect to the Company’s Scotia Facility, with all other variables held constant, a 10% point increase in the interest rate would have reduced net income by approximately $164,000 (2016 - $92,000) for the year ended December 31, 2017. There would be an equal and opposite impact on the net income with a 10% point decrease.

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LEGAL PROCEEDINGS

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters. These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims

NON-IFRS MEASUREMENTS

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the consolidated financial statements and accompanying notes for the consolidated financial statements for the year ended December 31, 2017.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines adjusted operating expenses as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

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Adjusted operating EBITDA

For the three months ended	2017				2016				2015
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec
Adjusted operating EBITDA attributable to:
Shareholders of the Company	11,489	7,775	7,352	7,719	10,281	9,122	7,054	5,914	6,797
Non-controlling interest	5,473	3,119	2,878	3,328	4,219	2,533	1,518	848	465
Total adjusted operating EBITDA	16,963	10,894	10,230	11,047	14,500	11,655	8,572	6,762	7,263
Amortization expense	(7,169)	(5,897)	(5,603)	(5,059)	(4,715)	(4,711)	(2,925)	(2,475)	(2,188)
Depreciation and related expense	(25)	(22)	(20)	(13)	(30)	(31)	(30)	(15)	(18)
Stock based compensation	(799)	(968)	(781)	(906)	(525)	(297)	(290)	(264)	(261)
Acquisition expenses	(97)	(355)	(88)	(127)	(58)	(21)	(286)	(62)	(123)
Impairment of inventory	—	—	—	—	—	—	—	—	—
Impairment of intangible assets	(6,653)	—	—	—	—	—	—	—	—
Operating income	2,219	3,652	3,738	4,946	9,172	6,595	5,041	3,946	4,673
Net finance income (expense)	9,834	400	(3,571)	(1,246)	(1,175)	(1,381)	(2,156)	289	(5,914)
Income tax (expense) recovery	(5,755)	(604)	453	(397)	(1,643)	(188)	(1,219)	(1,205)	1,541
Net and comprehensive income	6,298	3,448	620	3,302	6,354	5,026	1,666	3,030	300

Adjusted operating expenses

For the three months ended	2017				2016				2015
(USD in thousands)	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec

Anesthesia services - adjusted operating expense	13,162	10,362	9,840	9,469	9,492	8,794	6,158	5,323	5,061
Amortization expense	7,169	5,897	5,603	5,056	4,715	4,711	2,925	2,475	2,188
Depreciation and related expense	3	2	3	2	1	3	2	2	4
Stock based compensation	71	100	106	149	120	38	27	17	12
Acquisition expenses	97	356	87	127	58	21	286	62	123
Impairment of intangible assets	6,653	—	—	—	—	—	—	—	—
Anesthesia services expense	27,156	16,718	15,639	14,803	14,386	13,567	9,398	7,879	7,389

Product sales - adjusted operating expense	1,295	1,094	1,142	1,037	1,083	974	1,004	998	950
Amortization expense	1	1	1	5	—	—	—	—	—
Depreciation and related expense	16	14	12	8	15	15	15	1	1
Stock based compensation	95	90	76	110	125	90	99	84	81
Impairment of inventory	—	—	—	—	—	—	—	—	—
Product sales expense	1,408	1,199	1,231	1,160	1,223	1,079	1,118	1,083	1,031

Corporate - adjusted operating expenses	882	994	844	985	746	684	853	754	664
Amortization expense	—	—	—	(4)	—	—	—	—	—
Depreciation and related expense	6	6	5	3	14	14	13	13	14
Stock based compensation	633	777	599	647	280	169	164	162	167
Corporate expense	1,521	1,776	1,448	1,630	1,040	867	1,030	929	845

Total adjusted operating expense	15,340	12,451	11,825	11,491	11,321	10,453	8,015	7,075	6,675
Total operating expense	30,084	19,693	18,317	17,593	16,649	15,514	11,546	9,891	9,265

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